SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 3)

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

Q LOTUS HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74733U102
(CUSIP Number)

Joshua T. Goldstein, c/o The Lynmark Group, Four Executive Boulevard, Suffern, NY 10901, (845) 357-7000 Ext. 212

With a copy to:
James Rieger, Esq.
Tannenbaum Helpern Syracuse & Hirschtritt LLP
900 Third Avenue
New York, NY 10022
(212) 508-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

January 16, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:       Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74733U102	13D/A	Page 2 of 7 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) JOSHUA T. GOLDSTEIN
2.	check the appropriate box if a group*	(a) ☐ (b) ☐
3.		sec use only
4.		sources of funds PF (Personal funds of the filer).
5.		check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 126,875,000
beneficially owned by	8.	shared voting power 126,000,000
each reporting	9.	sole dispositive power 126,875,000
person with	10.	shared dispositive power 126,000,000
11.		aggregate amount beneficially owned by each reporting person 252,875,000
12.		check box if the aggregate amount in row (11) excludes certain shares * ☐
13.		percent of class represented by amount in row 11 27.81%
14.		type of reporting person* IN

CUSIP No. 74733U102	13D/A	Page 3 of 7 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) GOLDSTEIN FAMILY PARTNERSHIP II, L.P.
2.	check the appropriate box if a group*	(a) ☐ (b) ☐
3.		sec use only
4.		sources of funds PF (Personal funds of the filer).
5.		check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 126,000,000
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 126,000,000
11.		aggregate amount beneficially owned by each reporting person 126,000,000
12.		check box if the aggregate amount in row (11) excludes certain shares * ☐
13.		percent of class represented by amount in row 11 13.86%
14.		type of reporting person* OO

CUSIP No. 74733U102	13D/A	Page 4 of 7 Pages
ITEM 1.	Security and Issuer

This Amendment No. 3 (the “Amendment”) amends, supplements and replaces Amendment No. 2 dated May 5, 2014, which amended supplemented and replaced the Schedule 13D dated September 19, 2013, which amended, supplemented and replaced the Schedule 13D dated January 10, 2013 (the “Initial Schedule 13D”), which was filed by and on behalf of Joshua T. Goldstein, a citizen of the United States (“Goldstein”), which previously amended, supplemented and replaced the Schedule 13G dated December 21, 2012, filed by and on behalf of Goldstein. This Amendment relates to the common stock (“Common Stock”) of Q Lotus Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 520 North Kingsbury Street, Suite 1810, Chicago, IL 60654.

ITEM 2.	Identity and Background

(a)          This statement is filed by Goldstein and Goldstein Family Partnership II, L.P., a Delaware limited partnership (the “Partnership” and, together with Goldstein, the “Reporting Persons”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)          The business address for the Reporting Persons is c/o The Lynmark Group, Four Executive Boulevard, Suffern, NY 10901.

(c)          Goldstein is an Executive Vice President with The Lynmark Group. The principal business of The Lynmark Group is real estate development and management. Goldstein is also the President of Goldstein Family Management, Inc., which serves as the general partner of the Partnership. The Partnership is a family investment vehicle.

(d)          The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons purchased the shares of Common Stock of the Issuer pursuant to six securities purchase agreements with the Issuer for an aggregate of $325,000. All funds used in such securities purchase agreements were obtained through the personal funds of the Reporting Persons. As discussed further in Item 5 herein, warrants of the Issuer were granted to JTG Holdings, Inc. (“JTG”) pursuant to a private transaction. Joshua T. Goldstein may be deemed to have beneficial ownership over the shares of Common Stock underlying such warrants in his role as beneficial owner of 99% of the outstanding membership interests of JTG. The warrants were granted to JTG at no cost to JTG in connection with a loan provided by an affiliate of JTG to the Issuer.

ITEM 4.	Purpose of Transaction

The Reporting Persons purchased the shares of Common Stock of the Issuer for investment purposes.

CUSIP No. 74733U102	13D/A	Page 5 of 7 Pages

The Reporting Persons expect from time to time to acquire or dispose of additional shares of Common Stock via open market transactions, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock. However, there is no timetable or pre-arranged plan related to the purchase or sale of additional shares of Common Stock. Such decisions will be made based on trading activity and the relative value of the shares of Common Stock, as defined by market conditions, as the Reporting Persons expect to continuously review such person’s investment in the Issuer.

The Reporting Persons also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of their Common Stock or such other securities as they owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.

Consistent with their investment intent, the Reporting Persons may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, operations, strategic direction, board composition, capital structure, stock exchange listing criteria, prospects and management, as well as various ways of maximizing shareholder value, which may or may not include extraordinary transactions. The Reporting Persons intend to participate in and influence the affairs of the Company through the exercise of their voting rights with respect to their shares of Common Stock.

Except as indicated herein, the Reporting Persons do not, as stockholders of the Issuer, have any plan or proposal that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D/A. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	Interest in Securities of the Issuer

(a)-(b) Joshua T. Goldstein may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be the beneficial owner of an aggregate of 252,875,000 shares of Common Stock as of January 15, 2015, which represent 27.81% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 126,875,000

(ii) Shared power to vote or direct vote: 126,000,000

(iii) Sole power to dispose of or direct the disposition: 126,875,000

(iv) Shared power to dispose of or direct the disposition: 126,000,000

The Partnership may be deemed, for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of an aggregate of 126,000,000 shares of Common Stock as of January 15, 2015, which represent 13.86% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 126,000,000

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 126,000,000

CUSIP No. 74733U102	13D/A	Page 6 of 7 Pages

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be 800,000,000, as disclosed on the Issuer’s Form 8-K filed with the SEC on September 26, 2014, plus 109,375,000 shares of Common Stock of the Issuer which may be acquired under a warrant agreement dated as of December 2, 2014 which is attached hereto as Exhibit A (the “Warrant Agreement”) between the Issuer and JTG. Although the number of shares of Common Stock of the Issuer which may be acquired pursuant to the Warrant Agreement are equal to the number of warrant shares at an exercise price per share determined by dividing the average closing price from the immediate 10 days preceding the date of exercise into $175,000, for purposes of this Amendment, the Reporting Persons have used the closing price of the Common Stock as of January 14, 2015 which is $0.0016 per share.

(c)          There has been one transaction in the shares of Common Stock by the Reporting Persons during the past sixty days, which is the acquisition of warrants pursuant to the Warrant Agreement.

(d)          The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by it.

(e)           Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the securities purchase agreements between the Reporting Persons and the Issuer, the Reporting Persons received piggy-back registration rights with respect to their shares of Common Stock.

The Issuer is the guarantor of a Sixth Amended and Restated 15% Promissory Note dated December 1, 2014 from its wholly-owned subsidiary, Q Lotus, Inc. (the Subsidiary”) in the principal amount of $7,354,102.24 in favor of the Partnership, as agent for several lenders (the “Loan”). In addition, the Issuer has pledged to the Partnership as security for the Loan all of the issued and outstanding capital stock of the Subsidiary.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Warrant Agreement, dated as of December 2, 2014

Exhibit B – Sixth Amended and Restated 15% Promissory Note

CUSIP No. 74733U102	13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2015
Date

/s/ Joshua T. Goldstein
Signature

Joshua T. Goldstein
Name/Title

GOLDSTEIN FAMILY PARTNERSHIP II, L.P.
By: Goldstein Family Management, Inc.

By: /s/ Joshua T. Goldstein
Name: Joshua T. Goldstein
Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.